SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

          (Check One): |X| Form 10-KSB |_| Form 11-K |_| Form 20-F |_| Form 10-QSB |_| Form N-SAR |_| Form N-CSR

           For Period Ended:        DECEMBER 31, 2004
                             ---------------------------------------------------

|_|  Transition  Report  on Form  10-K   |_|  Transition  Report  on Form 10-Q
|_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR |_| Transition Report on Form 11-K

           For the Transition Period Ended:
                                             -----------------------------------

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification related to a portion of the filing check above, identify the item(s) to which the notification RELATES:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant         INCENTRA SOLUTIONS INC.
                       ---------------------------------------------------------

Former name if applicable

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Address of principal executive office (Street and number)

                                1140 Pearl Street
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City, state and zip code        Boulder, Colorado  80302
                         -------------------------------------------------------

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PART II

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   | (a)  The reasons described in reasonable detail in Part III of this form
   |      could not be eliminated without unreasonable effort or expense;
   |
[X]| (b)  The subject annual report on Form 10-KSB will be filed on or before
   |      the fifteenth calendar day following the prescribed due date; and
   |
   | (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
   |      has been attached if applicable.

PART III

          State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed period.

          The preparation of our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 was delayed due to the execution of a material contract (acquisition of a business and related financing) on March 30, 2005, which requires disclosure in the footnotes to our financial statements and impacts the forward looking disclosures included in the description of our business and in management's discussion and analysis. In addition, our Annual Report was delayed because we had not yet resolved a certain accounting issue relating to our acquisition of ManagedStorage International, Inc. in August 2004.

          As a result of the foregoing, our Annual Report on Form 10-KSB for the year ended December 31, 2004 will be filed on or before April 15, 2005, which is within the extension period provided under Rule 12b-25.

PART IV

          (1) Name and telephone number of person to contact in regard to this notification.

                     Eric M. Hellige                      (212) 421-4100
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          (2)  Have all other periodic reports required under section 13 or
               15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                               Yes |X|                        No |_|
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          (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Yes |X|                        No |_|

                    We issued an earnings press release on March 30, 2005
               relating to our results of operations for the three- and twelve-months ended December 31, 2004, a copy of which is attached hereto and incorporated herein.

          INCENTRA SOLUTIONS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 31, 2005                      By:   /s/Thomas P. Sweeney III
                                               ---------------------------------
                                                 Name:  Thomas P. Sweeney III
                                                 Title: Chief Executive Officer